

July 15, 2010

Mr. Albert W. Ondis
Chairman and Chief Executive Officer
Astro-Med, Inc.
600 East Greenwich Avenue
West Warwick, Rhode Island 02893

> **Re: Astro-Med, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed April 9, 2010**
> **Form 10-Q for the Quarterly Period Ended May 1, 2010**
> **Filed May 27, 2010**
> **Form 8-K**
> **Filed March 16, 2010**
> **File No. 000-13200**

Dear Mr. Ondis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2010

Item 2. Properties, page 13

1.   Please tell us how you determined that you are not required to file as an exhibit to your annual report the lease for your Asheboro, North Carolina property. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

2.   We note your disclosure indicating that you expect to finance the future working capital needs, capital expenditures and acquisition requirements through internal funds. Please tell us how you considered enhancing your disclosures to clarify whether your current cash resources will be sufficient to meet your operating requirements for at least the next 12 months. We refer you to FRC 501.03(a) and Section IV of Release No. 33-8350.

Item 9A.(T) Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 27

3.   We note your disclosure that "[a] control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met." Please confirm in your response, and set forth in future filings, if true, the conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the "reasonable assurance" level. Refer to Section II.F.4 of SEC Release 33-8238. This comment also applies to your Form 10-Q for the quarterly period ended May 1, 2010.

Changes in Internal Controls over Financial Reporting, page 27

4.   We note your statement that there have been no "significant" changes in the company's internal control over financial reporting during your most recent fiscal quarter that have materially affected, or are reasonably likely to affect, your internal control over financial reporting. Please be advised that Item 308T(b) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting for the quarter ended January 31, 2010. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K. This comment also applies to your Form 10-Q for the quarterly period ended May 1, 2010.

Item 13. Certain Relationships, Related Transactions and Director Independence (incorporated by reference to Definitive Proxy Statement on Schedule 14A), page 14

5.   We note your statement that "[n]o officer, director or nominee for director of the Company or any associate of any of the foregoing had during the fiscal year ended January 31, 2010 any material interest, direct or indirect, in any material transaction or

any material proposed transaction in which the amount exceeds $120,000 and to which the Company was or is to be a party." While we understand that this may be the correct threshold at this time, please confirm your understanding that Item 404(d) of Regulation S-K requires disclosure of related party transactions for a transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of total assets at year end for the last two completed fiscal years.

6.   We note your disclosure that related party transactions are referred by the Board of Directors to the Audit Committee for review and approval. However, disclosure in the last paragraph of this section indicates that you do not include security holders covered by Item 403(a) of Regulation S-K within your definition of related party transactions. Please advise, and confirm that you do not have any related party transactions with security holders to disclose.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Acquisition, page 44

7.   We note your disclosure that the estimated fair value of the earnout related to the acquisition of Label Line was based on a model provided by your professional independent valuation provider. We further note your disclosure that the lease agreement with the previous owners for the current Label Line facility was determined to be favorable based on the model utilized by your professional independent valuation provider. Please describe for us the nature and extent of the third party valuation firm's involvement in the determination of the fair value of these transactions and assets and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding reference to a specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations available at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

Exhibits 31.1 and 31.2

8.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. This comment also applies to your Form 10-Q for the quarterly period ended May 1, 2010.

Form 8-K filed March 16, 2010

9.   We note your use of a non-GAAP measure for net income excluding nonrecurring items for the fourth quarter of 2010. Since it is unclear to us what the nonrecurring items are,

please provide us with a reconciliation of this non-GAAP measure. Additionally, please tell us how you met the disclosure requirements of Item 100(a) of Regulation G in presenting this non-GAAP information in your Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Staff Attorney, at (202) 551-3503 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief